UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2005

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, February 15, 2005 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce the appointment of Martin Rip, CA, as Vice-President, Finance and
Financial Officer of the Company effective February 14, 2005. Mr. Rip is a
Chartered Accountant with over eight years experience providing business advice to a variety of clients.  He joins the Company from Grant Thornton LLP where he served as a Senior Manager in the Assurance and Business Advisory practice, focusing on the needs of public company clients. Martin was formerly with
Deloitte & Touche in the UK and holds a law degree from the University of
Birmingham. Recently, he has concentrated on providing internal control expertise to his clients and Martin brings a strong background in this field to
Pine Valley.

Also effective February 14, 2005, the Company has granted, under its Share
Option Plan, an incentive stock options to officers and employees to purchase to 400,000 Common shares in the capital of the Company exercisable for a period of five years ending on February 14, 2010 at a price of $5.60 per share.  The options will vest as to 50,000 Common shares on May 14, 2005 and 50,000 Common shares every three months thereafter until fully vested.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations, the Company’s need for and of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors discussed in greater detail in the Company’s various filings with the and Exchange Commission and Canadian securities regulators, including the
Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###
Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie    Mark Fields
President & CEO    Executive Vice President
(604) 682-4678    (604) 682-4678
Vancouver, British Columbia, Canada  Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com              mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: 02/15/2005	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO